SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
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                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                            (Name of Subject Company)

                   Wilder Richman Historic Properties II, L.P.
                   -------------------------------------------
                      (Name of Person(s) Filing Statement)

                      Units of Limited Partnership Interest
                      -------------------------------------
                         (Title of Class of Securities)

                                      None
                                      ----
                      (CUSIP Number of Class of Securities)

                          -----------------------------

                                  Gina K. Dodge
                 c/o Wilder Richman Historic Properties II, L.P.
                        599 West Putnam Avenue, 3rd Floor
                               Greenwich, CT 06830
                                 (203) 869-0900

                  (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                         the Person(s) Filing Statement)

                                   Copies to:

                             Abbe L. Dienstag, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                          ----------------------------

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Item 1. Subject Company Information.

            The name of the subject company is Wilder Richman Historic Properties II, L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is c/o Wilder Richman Historic Corporation, 599 W. Putnam Avenue, Greenwich, CT 06830. The telephone number of the principal executive offices of the Partnership is (203) 869-0900. The general partner of the Partnership (the "General Partner") is Wilder Richman Historic Corporation.

            The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is the units of limited partnership interest of the Partnership (the "Units"). As of February 5, 2004, there were 800 Units issued and outstanding.

Item 2. Identity and Background of Filing Person.

            The Partnership is the filing person. The name, business address and business telephone number of the Partnership are set forth in Item 1 above.

            This Statement relates to the tender offer (the "Offer") by Everest Investors 14, LLC (the "Purchaser") to purchase up to 317 of the outstanding Units at a purchase price of $13,000 per Unit (the "Offer Price"), without interest, less the amount of any cash distributions declared or paid with respect to the Units between January 22, 2004 (the "Offer Date") and February 20, 2004 or such other date to which the Offer may be extended, upon the terms and subject to the conditions set forth in an Offer to Purchase dated January 22, 2004 (the "Offer to Purchase") and the related Agreement of Transfer and Letter of Transmittal (collectively with the Offer to Purchase, the "Offer Documents").

            The Offer Documents indicate that the principal business address of the Purchaser is 155 North Lake Avenue, Suite 1000, Pasadena, CA 91101.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

            The Partnership is a limited partnership and has no executive officers or directors. The Partnership is the indirect owner, through its interest in three operating limited partnerships, of a 433-unit apartment complex in Jersey City, New Jersey, known as Dixon Mill (the "Property"). The General Partner and certain of its affiliates receive certain compensation and fees in connection with the management and operations of the Property and the Partnership. WRMC, Inc., an affiliate of the General Partner, is a co-management agent of the Property. In connection with these services, WRMC, Inc. earned management fees of approximately $119,074 in 2002 and approximately $86,950 in the nine months ended September 30, 2003. Richman Asset Management, Inc., an affiliate of the General Partner, earned compensation in the amount of approximately $101,000 in 2002 and approximately $75,000 in the nine months ended September 30, 2003 for its performance in connection with investor services for the Partnership and its operating limited partnerships. If the Purchaser accepts all of the Units that it has offered to acquire in the Offer, it will hold, together with its affiliates, more than 50% of the outstanding Units and may remove the General Partner. See also "Potential Control by the Purchaser" in Item 4 below.

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            Other than the foregoing, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Partnership, the General Partner (including the officers and directors of the General Partner) or any other affiliates of the Partnership on the other, except to the extent noted in Item 4 below and in Item 13 of the Partnership's Annual Report on Form 10-K (including the Financial Statements and notes thereto filed therewith, the "10-K") with respect to the fiscal year ended February 28, 2003, which is incorporated by reference as Exhibit 99.2 to this Schedule 14D-9.

            There are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates on the one hand and the Purchaser, its executive officers, directors or affiliates on the other, except that affiliates of the Purchaser, Everest Management, LLC and Millenium Management, LLC, collectively own approximately 12% of the outstanding Units. Millenium Management, LLC acquired its Units pursuant to a tender offer that expired July 9, 2003.

Item 4. The Solicitation or Recommendation.

            This Statement relates to the recommendation by the Partnership with respect to the Offer. A letter to the holders of Units (the "Unit Holders") communicating the Partnership's views is filed as an exhibit hereto and is incorporated herein by reference.

            For the reasons set forth below and in the letter to Unit Holders, the Partnership and the General Partner are making no recommendation as to whether the Unit Holders should tender their Units in response to the Offer.

            In considering whether to tender Units, the Partnership believes that Unit Holders should carefully consider all of the surrounding circumstances and available information, including the considerations noted below.

            Possible Sale of the Property

            Through the ownership of interests in three operating limited partnerships, the Partnership is the indirect owner of the Property. Since August 2002, at the request of the Partnership and the general partner of the operating limited partnerships, a national brokerage and marketing firm has solicited offers to purchase the Property. The operating general partner received offers of approximately $33 million. The General Partner estimates that a sale at $33 million could result in net proceeds of approximately $13,000 per Unit depending on the cash reserves on hand at the time of distribution. The General Partner has embarked upon a process to receive proposals for the sale of the Property in 2004 and will not know what the highest proposed bid in 2004 until the process is completed. The Partnership previously received a proposal from an affiliate of the Purchaser that did not include a binding offer price per unit but would have required the Partnership to provide such affiliate with an exclusive due diligence review period.

            In July 2003, the General Partner sought the consent of the Unit Holders to sell the Property. At that time, the Partnership had received offers of $32.9 million and $33 million. According to the terms of the partnership agreement, the consent of 51% of the Unit Holders is required to approve any proposed sale. Only 48% of the Unit Holders approved a sale. However, due to the significant percentage of Unit Holders that voted in favor of a sale, the General Partner has continued to review other sale options and, as stated above, has embarked upon a process to receive bids for all outstanding Units or for the sale of the Property. If the Purchaser accepts for purchase all of the 317 Units that it is offering to acquire in the Offer, the Purchaser and its affiliates will hold 52% of the outstanding Units and any sale of the Property would require their consent. See also "Potential Control by the Purchaser" below.


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            Assuming no significant further deterioration of the national or local economies, the General Partner is optimistic about the long term prospects of the Property, subject to the risk factors described in the 10-K.

            Price

            If a Unit Holder does not tender its Units, there is the potential that any future sale price would provide Unit Holders with a distribution per Unit that exceeds the Offer Price, depending upon several factors. These factors would likely include the results of the potential buyer's diligence, conditions in the housing market in which the Property is located, interest rates and other financing costs and general business and economic conditions. Also, the amount of the distribution following a sale would include cash on hand from operations. Accordingly, the size of the distribution would also depend on the amount of cash the Property had generated for the Partnership from operations prior to a sale, which amount is expected to be larger the later in the year a sale were to occur. However, there can be no assurance that the Property will be sold and, if a sale occurs, what the terms of such sale or the amount of any resulting distribution to Unit Holders would be.

            Partnership Distributions

            The Partnership receives cash distributions from the operating limited partnerships in which it is invested, which in turn depend on the operating cash flow of the Property. The Partnership made a cash distribution in August 2003, based on 2002 operations, of $1,325 per Unit. Assuming a Unit were valued at the Offer Price of $13,000, this distribution would represent a 10.2% return on the value of a Unit. The general partner of the operating limited partnerships has indicated that it intends to make an annual analysis of cash flow performance when considering the amount of cash distributions to the Partnership. However, the Partnership can provide no assurance of the amount or timing of future distributions from operating cash flow.

            A Unit Holder will not receive any distributions from the Partnership for Units tendered and accepted for purchase in the Offer. If the Partnership were to make a distribution after the Purchaser became the owner of the Units, the Purchaser would receive that distribution. If the Partnership were to make a distribution prior to the time that the Purchaser became the owner of the Units, the Purchaser has said that it will reduce the per Unit amount of cash paid in the Offer by the per Unit amount of the distribution.

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

            Proration

            As the Offer is only for 317 Units, Unit Holders who tender in the offer may retain a portion of the Units if the Offer is over-subscribed.

            The Purchaser has provided Unit Holders with the option of requiring it to accept all or none of their tendered Units. If the Offer is over-subscribed and the Unit Holder selected this option, the Purchaser will not accept any Units tendered by the Unit Holder. However, if the Unit Holder did not select this option, it is possible that the Unit Holder would retain a portion of its Units even if it tendered all of its Units in the Offer. Unit Holders should therefore be aware that not all Units tendered may be accepted for payment. Unit Holders who do not tender all of their Units, or who tender all of their Units but have only a portion that are accepted for payment, would remain limited partners of the Partnership in respect of the Units or portion of a Unit that they continue to hold.

            Tax Consequences

            All Unit Holders are advised to consult with their own tax advisers concerning the tax consequences of tendering Units in the Offer. Unit Holders should be aware, however, that there could be different tax consequences depending upon whether all or only some of their Units are purchased in the Offer. If a Unit Holder sells only a portion of its Units, the tendering Unit Holder would only be able to utilize suspended losses in the year of the sale to the extent of any gain on sale, as described in the Offer Documents. If a Unit Holder's entire interest is sold, any suspended losses from the Partnership would be deductible from ordinary income (subject to any other applicable limitation). There will be other tax consequences to individual Unit Holders as a result of accepting the Offer or any other tender offer and those tax consequences could vary significantly for each Unit Holder based on such Unit Holder's unique tax situation or other circumstances.

            Potential Control by the Purchaser

            Affiliates of the Purchaser own approximately 12% of the outstanding Units. If the Purchaser accepts all of the 317 Units for purchase in the Offer, the Purchaser and its affiliates will hold approximately 52% of the outstanding Units and would control the outcome of any vote requiring the approval of a majority of Unit Holders, including any vote to approve a sale of the Property. In its Offer to Purchase, the Purchaser stated that one of its purposes in making the Offer was so that it could be in a position, together with its affiliates, to prevent any sale of the Property without its consent. Accordingly, if the Partnership at any future time receives an offer to sell the Property, even one that may result in a distribution to Unit Holders of an amount in excess of the Offer Price, the Purchaser and its affiliates would be able to block the sale even if the sale is recommended by the General Partner and desired by all other Unit Holders. Also, if all of the Units that the Purchaser is seeking to acquire in the Offer are accepted for purchase, the Purchaser and its affiliates could remove the General Partner without the vote of any other Unit Holders, although the Purchaser has indicated that it has no intention of doing so.

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

            Reasons for Not Making a Recommendation

            If a Unit Holder tenders to the Purchaser at $13,000 per unit in cash now, and the Purchaser accepts, the Unit Holder, while foregoing the potential for a higher purchase price or annual cash distributions from operations, will avoid the risk that the Property may not be sold in the near future or that future annual distributions are not made. Also, Unit Holders may have different views over whether to take an assured amount in the Offer of $13,000 per Unit in cash now or to continue to hold their Units and benefit in the future from potentially higher tender offers or additional distributions, including if the Property is sold. The Partnership and the General Partner believe that Unit Holders should make their own decision on whether to tender based upon their personal investment strategy, their current need for investment liquidity, the degree of risk that they wish to assume regarding the possibility of a sale of the Property, the individual tax consequences of tendering in the Offer or continuing to hold the Units and other relevant personal considerations.

            The Partnership urges all Unit Holders to carefully consider all the information contained herein and consult with their own advisors, tax, financial or otherwise, in evaluating the terms of each offer before deciding whether to tender Units. No independent person has been retained by the Partnership to evaluate or render any opinion with respect to the fairness of the Offer Price.

            Intent to Tender

            To the knowledge of the Partnership, the General Partner and the current and former executive officers, directors and affiliates of the General Partner and the Partnership do not intend to tender pursuant to the Offer any Units beneficially owned by them.

Item 5. Persons/Assets Retained, Employed, Compensated, or Used.

            Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendation to Unit Holders on the Partnership's behalf concerning the Offer.

Item 6. Interest in Securities of the Subject Company.

            No transactions in the Units have been affected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of the General Partner or the Partnership.

Item 7. Purposes of the Transaction and Plans or Proposals.

            The Partnership is not currently involved in any negotiation with the Purchaser with respect to the Offer regarding a tender offer for or other acquisition of securities by or of the Partnership. Other than the disclosure in
Item 4, the Partnership is not engaged in any negotiation, in response to the Offer or otherwise, which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization, involving the Partnership; (2) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its

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

subsidiaries; or (3) any material change in the present capitalization or distribution policy of the Partnership.

            There are no transactions, agreements in principle or signed contracts entered into by or with the Purchaser in response to the Offer that relate to one or more events referred to in the first paragraph of this Item 7.

Item 8. Additional Information.

            In a recent tender offer, Unit Holders were offered $11,500 per Unit from Mackenzie Patterson Fuller, Inc. This tender offer will expire, unless extended, on February 25, 2004 and seeks up to 32 Units, or approximately 4% of the outstanding Units.

            In 2003, Unit Holders were offered $9,200 per Unit from Millenium Management, LLC, an affiliate of the Purchaser. A total of 80 Units were sought in the tender offer, but only 66.3 Units, or approximately 8.3% of the outstanding Units, were tendered and accepted for purchase upon its expiration on July 9, 2003.

            Unit holders were also offered $3,000 per Unit from Peachtree Partners last year, pursuant to which 3.6 Units were tendered and accepted for purchase. Peachtree Partners made a subsequent offer for Units at a price of $5,000 per Unit, but no additional Units were tendered.

Item 9. Exhibits.

            99.1 Form of letter to Unit Holders of the Partnership dated February 5, 2004.

            99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 28, 2003 (filed with the SEC (File No. 000-17793) on June 17, 2003, and incorporated herein by reference).



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                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5, 2004

                                  WILDER RICHMAN HISTORIC
                                  PROPERTIES II, L.P.

                                    By:   Wilder Richman Historic Corporation
                                          General Partner


                                    By: /s/ Richard P. Richman
                                       -----------------------------
                                          Richard P. Richman
                                          President




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                                  EXHIBIT INDEX


EXHIBIT NO.       DESCRIPTION
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99.1              Letter to Unit Holders from the  Partnership  dated February
                  5, 2004.

99.2 The Partnership's Annual Report on Form 10-K, for fiscal year ended February 28, 2003 (filed with the SEC (File No. 000-17793) on June 17, 2003 and incorporated herein by reference).




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